UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SMG INDIUM RESOURCES LTD.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78454K102
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G
CUSIP No. : 78454K102	Page 2 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	718,340(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	718,340(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,340(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 30.6%
12.	Type of Reporting Person: OO, IA

(1)    This amount includes 600,000 Shares which may be obtained upon the exercise of 600,000 warrants.

SCHEDULE 13G
CUSIP No. : 78454K102	Page 3 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	718,340(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	718,340(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,340(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 30.6%
12.	Type of Reporting Person: OO, HC

(1)     This amount includes 600,000 Shares which may be obtained upon the exercise of 600,000 warrants.

SCHEDULE 13G
CUSIP No. : 78454K102	Page 4 of 10 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	718,340(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	718,340(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,340(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 30.6%
12.	Type of Reporting Person: IN, HC

(1)     This amount includes 600,000 Shares which may be obtained upon the exercise of 600,000 warrants.

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

SMG Indium Resources Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

176 LaGuardia Ave., Staten Island, New York 10314

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. ("Capital Group");

ii)	Anchorage Advisors Management, L.L.C. ("Management"); and

iii)	Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability (“Anchorage Offshore”). Capital Group is the investment advisor to Anchorage Offshore.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

1) Capital Group is a Delaware limited liability company;

2) Management is a Delaware limited liability company; and

3) Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

78454K102

Page 6 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 718,340 Shares held for the account of Anchorage Offshore.  This amount includes 118,340 Shares plus an additional 600,000 Shares which may be obtained upon exercise of 600,000 warrants.

Item 4(b)	Percent of Class:

As of December 31, 2015, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 30.6% of Shares outstanding. (There were 1,744,569 Shares outstanding as of November 12, 2015, according to the Issuer’s quarterly report on Form 10-Q, filed November 13, 2015. The Reporting Persons may be deemed to be the beneficial owner of 600,000 Shares upon exercise of their warrants.  Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentage of beneficial ownership, such Shares have been added to the Issuer’s number of Shares outstanding, for a total of 2,344,569 Shares outstanding.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management, and Mr. Ulrich:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	718,340
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	718,340

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Anchorage Offshore has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 7 of 10 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 16, 2016

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of SMG Indium Resources Ltd., dated as of February 16, 2016, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 16, 2016